Exhibit 99.2

CureVac Initiates Strategic Restructuring to Align Resources with
Focus on High-Value mRNA Pipeline Opportunities

•	Strategic restructuring includes a workforce reduction of approximately 30%, re-focusing on research, development, and innovation to create leaner and more agile organization

•	Prioritization of high-value opportunities in oncology and other selected diseases, leveraging proprietary mRNA technology to develop novel treatment approaches

•	Company expects to deliver two or more clinical candidates by the end of 2025 and plans to initiate at least two new Phase 1 studies by the end of 2026

•	Cash runway extended into 2028 through combination of new licensing agreement with GSK, reduced operating expenses and enhanced financial discipline

TÜBINGEN, Germany/BOSTON, USA – July 3, 2024 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced a significant strategic restructuring to focus its resources on high-value mRNA projects in oncology and other select areas of substantial unmet medical need. The restructuring includes a workforce reduction of approximately 30% to create a leaner, more agile organization re-focused on technology innovation, research and development.

The restructuring initiative follows the recent new licensing agreement with GSK, valued at up to €1.45 billion plus royalties. Under the new agreement, GSK assumes control of the development, manufacturing and global commercialization of COVID-19 and influenza programs, including combinations, enabling CureVac to concentrate on its core strengths.

“We have achieved remarkable progress in advancing our mRNA platform, evidenced by promising Phase 2 data for influenza and COVID-19 and the recent licensing agreement with GSK,” said Dr. Alexander Zehnder, Chief Executive Officer of CureVac. “Now, we can embark on a new chapter for CureVac. The new GSK agreement not only provides substantial financing but also allows us to streamline our operations and focus on technology innovation, research, and development. It enables us to prioritize our oncology programs and further leverage our technology in other areas where mRNA is uniquely suited to develop novel treatment approaches. While the approximately 30% workforce reduction is a difficult decision on a personal level, I am convinced that this is a necessary step to ensure the long-term success of CureVac. As we implement this change, we are grateful to all our employees for their dedication, passion and commitment in advancing mRNA-based therapies to patients.”

The company expects to report data from the Phase 1 study of its cancer vaccine candidate CVGBM in glioblastoma in the second half of 2024. By the end of 2025, CureVac expects to have two clinical candidates for shared-antigen cancer vaccines in solid tumor and hematological cancers, including one in collaboration with researchers at M.D. Anderson, with the plan to initiate two additional Phase 1 studies by the end of 2026.

As a result of the restructuring, CureVac expects operational expenses to decrease by more than 30% from 2025 onward, including a decrease of personnel costs of approximately €25 million. The company estimates that it will incur one-time restructuring charges of approximately €15 million, including employee severance, benefits, and related costs, which it expects to incur in the fourth quarter of 2024. The charges that CureVac expects to incur are subject to a number of assumptions, including local law requirements, and actual expenses may differ materially from the estimates.

The cost savings, combined with an upfront payment of €400 million and up to €1.05 billion in milestones plus tiered royalties from the GSK agreement, will extend CureVac’s cash runway into 2028. Additional financial and strategic updates will be provided during the Q3 earnings call in November 2024.

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. In more than two decades of developing, optimizing, and manufacturing this versatile biological molecule for medical purposes, CureVac has introduced and refined key underlying technologies that were essential to the production of mRNA vaccines against COVID-19, and is currently laying the groundwork for application of mRNA in new therapeutic areas of major unmet need. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized cancer vaccine product candidates. It also develops programs in prophylactic vaccines and in treatments that enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media Contact

Patrick Perez, Junior Manager Public Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1831

patrick.perez@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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